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EATON VANCE SENIOR FLOATING-RATE TRUST

ANNOUNCES FINAL REVISED RESULTS OF AUCTION PREFERRED SHARES TENDER OFFER

BOSTON, MA, September 17, 2018 — Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) (the “Fund”) announced the final revised results of its tender offer (the “Tender Offer”) that ended September 14, 2018 to repurchase up to 21% of its outstanding auction preferred shares (“APS”). The Tender Offer was at a price per share equal to 92% of the APS liquidation preference of $25,000 per share (or $23,000 per share), plus any unpaid APS dividends accrued through the tender date. The amount of duly tendered (and not withdrawn) APS exceeded the amount of APS the Fund had offered to repurchase. As a result, the amount of APS accepted for payment was prorated in accordance with the terms of the Tender Offer, with the Fund accepting 21% of all shares tendered. APS that were not tendered or repurchased will remain outstanding.

The APS being repurchased by the Fund are as follows:

Ticker Symbol	Fund	Series	Cusip	APS Repurchased
EFR	Eaton Vance Senior Floating-Rate Trust	A	27828Q204	220
		B	27828Q303	196
		C	27828Q402	221
		D	27828Q501	167

The Fund also announced that it had successfully completed an increase in the amount of its existing credit facility, and there are sufficient funds under its credit facility to finance the purchase of the tendered APS.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The complete terms and conditions of the Tender Offer are set forth in the Fund’s Offer to Purchase and the related Letter of Transmittal, as filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov.

The Fund is managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV) which is a leading global asset manager whose history dates to 1924. With offices in North America, Europe, Asia and Australia, Eaton Vance and its affiliates managed $453.2 billion in assets as of July 31, 2018, offering individuals and institutions a broad array of investment strategies and wealth management solutions. For more information, visit eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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